UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LINN ENERGY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

53601P205

53601P304

(CUSIP Number of Class of Securities)

Candice J. Wells

Senior Vice President, General Counsel

and Corporate Secretary

Linn Energy, Inc.

600 Travis St.

Houston, Texas 77002

(281) 840-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Julian J. Seiguer

Wayne E. Williams

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, TX 77002

(713) 836-3600

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$324,999,984	$40,462.50

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 6,770,833 shares of Class A common stock, par value $0.001 per share, at the offer price of $48.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $40,462.50	Filing Party: Linn Energy, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 20, 2017

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 20, 2017 (the “Schedule TO”) relating to the offer by Linn Energy, Inc., a Delaware corporation (“Linn” or the “Company”), to purchase for cash shares of its Class A common stock, par value $0.001 per share (the “Shares”), at a fixed price per Share, upon the terms and subject to the conditions described in the Offer to Purchase, dated December 20, 2017, as amended by this Amendment (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, as amended by this Amendment (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On January 8, 2018, the Company issued a press release announcing (i) an increase in the purchase price of the Shares to $48.00 from $44.00 per Share, (ii) a decrease in the maximum number of Shares the Company is offering to purchase in the Tender Offer to 6,770,833 from 7,386,364 and (iii) an extension of the Tender Offer until 11:59 p.m., New York City time, on Monday, January 22, 2018. As amended, the Tender Offer, the proration period and withdrawal rights will now expire at 11:59 p.m., New York City time, on Monday, January 22, 2018, unless further extended or earlier terminated. Payments of the tender consideration for the shares validly tendered and not withdrawn on or prior to the expiration date and accepted for purchase will be made promptly after the expiration date. A copy of the press release is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)	Tender Offer. The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On January 8, 2018, the Company issued a press release announcing (i) an increase in the purchase price of the Shares to $48.00 from $44.00 per Share, (ii) a decrease in the maximum number of Shares the Company is offering to purchase in the Tender Offer to 6,770,833 from 7,386,364 and (iii) an extension of the Tender Offer until 11:59 p.m., New York City time, on Monday, January 22, 2018. As amended, the Tender Offer, the proration period and withdrawal rights will now expire at 11:59 p.m., New York City time, on Monday, January 22, 2018, unless further extended or earlier terminated. Payments of the tender consideration for the shares validly tendered and not withdrawn on or prior to the expiration date and accepted for purchase will be made promptly after the expiration date. A copy of the press release is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference.

Item 11.	Additional Information.

The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On January 4, 2018, in respect of 613,038 vested but not yet issued restricted stock units that were outstanding as of December 15, 2017, the Company issued 400,352 shares of Class A common stock after tax withholding. As a result, as of January 4, 2018, there were 83,973,800 shares of Class A common stock issued and outstanding.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(C)             Press Release dated January 8, 2018.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINN ENERGY, INC.

By:	/s/ Candice J. Wells
	Name:	Candice J. Wells
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: January 8, 2018

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